

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via E-mail</u>
Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

> **Re: Ambow Education Holding Ltd.**
> **Form 20-F**
> **Filed May 29, 2012**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please clarify how many schools and tutoring centers you operate. On pages 21 and 39 you disclose that you have a total of 33 schools (of which three are registered as schools not requiring reasonable returns), while all others are registered as requiring reasonable returns. However, on pages 30 and 39 (and elsewhere) we note your disclosure that as of December 31, you had 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college. Please clarify.

2. We note that you adopted the VIE structure due to the restrictions on direct foreign ownership of elementary and middle schools for students and businesses that provide content over the internet, as discussed on pages 16 and 46. However, you state on page 39 that direct foreign investment is permitted for your tutoring services, therefore please

revise your disclosure to clarify why you use the VIE structure for businesses that appear to be permitted for foreign investment.

Risk Factors

3. Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

"Our VIEs and their respective subsidiaries..," page 18

4. Please expand your disclosure to indicate the portion of your schools that elect to require reasonable returns.

"The regulation of Internet website operators in China…," page 20

5. Please expand your disclosure to indicate which "competent authorities" your PRC counsel consulted with respect to the whether your activities exceed the scope of Ambow Shida's ICP license. Please further expand this risk factor to address the risks associated with a finding that your activities have exceeded the scope of the license, including fines, your ability to conduct your business and note the portion of your business attributed to these activities.

"Governmental control of currency conversion may affect the value of your investment…," page 29

6. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

Acquisitions and disposals, page 37

7. Please expand your disclosure here and throughout your filing to clarify how you disposed of four tutoring and career enhancement subdivisions and initiated the disposal of Beijing Century College and its schools. Tell us what consideration you received in return for the disposal of such assets. Please clarify how your disposal of four subdivisions assisted you in focusing on organic growth, greater capital efficiency and better asset turnover (as discussed on page 9). Explain whether any of these schools are the same as the school involved in your July 5, 2012 announcement regarding allegations

of financial impropriety and wrongful conduct in connection with your acquisition of a training school in 2008.

8. Please clarify why you "reverted the operating right" for a portion of the Zhenjiang Ambow International School back to its original owner. Please clarify how you did this. Please tell us whether this is the entity referenced in your July 5, 2012 announcement regarding allegations of financial impropriety and wrongful conduct in connection with your acquisition of a training school in 2008.

Regulation of independent colleges, page 39

9. Please expand your disclosure to address whether management anticipates being able to meet the land requirement applicable to Applied Technology College prior to March 31, 2013.

Software copyright registration, page 41

10. We note your statement that you have been issued 67 registration certificates for computer software copyrights. Please clarify how many of these registrations you need for the operation of your business.

Regulations on internet information services, page 41

11. Please clarify whether you believe that your operations are currently in compliance with these regulations.

Organizational Structure, page 45

12. Please expand your organizational chart to include the entities owned by the VIEs and other parties. For example, we note your statement on page 48 that Ambow Shida owns 100% equity interest in two of your schools and 70% and 90% equity interest in two other schools.

13. Please revise the last bullet point on page 46 to clarify that the voting power you reference is through a power of attorney.

Schools, page 48

14. Please disclose whether you currently pay any rent or other payments for the use of the land owned by Changsha Yaxing Property Development Company Limited.

Agreements that provide effective control over our VIEs, page 49

15. Please disclose, if true, that you have no agreements that pledge the assets of the VIEs for the benefit of the WFOE.

16. Please expand your disclosure in this section to include a more detailed summary of the agreements governing your relationship with your VIEs. Your disclosure should include, among other material terms, the term of each such agreement and the respective termination rights of the parties.

17. Please expand your disclosure to clarify whether the pledge in each of your share pledge agreements has been registered with the local SAIC. If it has not been registered, include risk factor disclosure addressing the risks associated with the failure to register the equity pledge.

18. Please revise your disclosure to address the fact that the primary remedy under the share pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Ambow's receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

19. Please disclose why you have not received any payment of service fees under the service agreements. We note that you indicate on page 47 that Ambow Online "earned" significant net revenues under these agreements for the three most recent fiscal years. We also note your statement on page 71 that a portion of your VIEs' cash balances are "paid" to you. Please explain. We also note that Appendix 2, which contains the fees contemplated by your Technology Service Agreements filed as Exhibits 4.11 and 4.18 to your Form 20-F, are not filed with these agreements. Please file the Appendix.

20. We note that one of your powers of attorney may be terminated by the VIE shareholders. Please address here and in your risk factors the impact the revocation of the power of attorney would have on your operating structure.

21. Please tell us how the powers of attorney, including general authorization, include the right of the WFOEs to nominate the officers and directors of the VIE on whom they may vote. We note your statement on page 50 that such nomination rights are included without limitation, but do not find the provision in your powers of attorney. Identify which entity or individual holds the nomination rights over the VIE under your current VIE arrangement with these agreements in place.

22. We note your statement on page 17 that your VIE "contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC." Please reconcile your statement with the fact that your powers of attorney do not include a dispute resolution clause. Disclose how any hearing of a dispute in a PRC court of law would differ from such hearing in a center for international arbitration.

Net Revenues, page 56

23. Please explain footnote 1 to the table on page 56. We note your statement that you disclose your student enrollments "during the period" because those students can enroll in

multiple classes during a period. Please clarify to what period you are referring. Also, disclose the portion of student enrollments that are those serviced in your centers as opposed to those who merely use the software products sold by distributors.

Item 5. Operating and Financial Review and Prospects

General and administrative expenses, pages 59 and 67

24. We note that your bad debt provision increased by over 2900% in 2011 from RMB 107,000 in 2010 to RMB 14.2 million in 2011. Please tell us and disclose the reasons for the significant increase in your bad debt expense. In addition, tell us and disclose whether you expect such increase to continue or change in the future and the reasons why. We also note that your accounts receivable has increased significantly in 2011 due to your extension of "longer credit terms to distributors." Please tell us and disclose the reasons for such extension and how it will impact your current and future liquidity.

Critical accounting policies and estimates, page 61

25. It appears that you have identified risks and uncertainties related to the consolidation of the VIEs in the Note 1(d) that are not addressed in your critical accounting policies. Please expand to include all relevant risks and uncertainties or provide a cross-reference to where such disclosures exist.

26. We note on page 46 that you conduct all your business in China through contractual arrangements with Ambow Online, schools, learning centers and VIEs shareholders. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated VIEs. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your VIEs.

Holding company structure, page 74

27. We note from the second paragraph that the amount of dividends paid by your PRC subsidiary, Ambow Online, to you primarily depends on the fees paid by the VIEs. Please disclose the amount of fees payable from the VIEs to the WFOE as of December 31, 2011, 2010 and 2009.

Item 6. Directors, Senior Management and Employees, page 75

E. Share Ownership, page 84

28. We note that the equity holders of the VIEs are also officers and shareholders of you. Please tell us how the equity holders of VIEs, also being officers and shareholders of you, precludes them from acting contrary to the contractual arrangements, or revise your disclosures as appropriate.

Jin Huang
Ambow Education Holding Ltd.
December 21, 2012
Page 6

Note 1.d. VIE arrangements, page F-13

29. Please expand your disclosure to provide a more detailed explanation showing how you, through your contractual relationships with the VIEs , have the power to direct the activities of the VIEs that most significantly impact the VIE's economic performance and to receive benefits from the VIEs. Refer to ASC 810-10-25-38A.

30. We note that the Power of Attorney for Beijing Shida Ambow Education Technology Co., Ltd. ("Ambow Shida") may be terminated by its shareholders, Mr. Xuejun Xie and Mr. Jianguo Xue. Based on this termination provision, please tell us how you concluded that the consolidation of Ambow Shida is appropriate. Refer to your basis in the accounting literature. It appears to us that Ambow Shida is the same as Beijing Normal University Ambow Education Technology Co., Ltd. disclosed on page F-12. If not, please tell us the power of attorney termination provisions for Beijing Normal University Ambow Education Technology Co., Ltd. In addition, we note that the powers of attorney for Ambow Sihua Education and Technology Co., Ltd. ("Ambow Sihua"), Shanghai Ambow Education Information Consulting Co., Ltd. ("Ambow Shanghai") and Suzhou Wenjian Education and Technology Co., Ltd. ("Suzhou Wenjian") may be terminated as agreed. Please tell us what is meant by "as agreed" and whether the termination of the respective power of attorney requires the consent of you and the shareholders of Ambow Sihua, Ambow Shanghai or Suzhou Wenjian or either you or the shareholders of Ambow Sihua, Ambow Shanghai or Suzhou Wenjian may terminate the respective power of attorney.

31. Please disclose the accounting model that the VIEs use to consolidate the schools and how the VIEs achieve power and economic returns from the schools.

32. We note that you conduct all your business in China through contractual arrangements with the VIEs. Please expand to explain in more detail what it means that substantially all your business is conducted through contractual arrangements. In this regard, it appears unclear whether the VIEs and its schools and learning centers merely hold the requisite licenses and permits necessary to conduct the education business as disclosed on page 85 or whether the VIEs perform more expansive activities, such as, hold leases for the schools and training centers or employ teachers. Refer to ASC 810-10-50-12(d), which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIEs.

33. Please tell us how you addressed disclosures in ASC 810-10-50-9 related to the disclosure of the aggregation of VIEs.

34. Refer to the first paragraph under "Risk in relation to the VIE structure." Please revise to include the risk of not being able to consolidate the VIEs and their subsidiaries.

35. Please tell us how the board of directors of Ambow Educational Holding Ltd. was appointed and how members of the board can be terminated and appointed, and how the officers of Ambow Education Holdings Ltd. are hired, fired, and compensated. Please tell us whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote.

36. Please identify for us the officers of the WFOE and the VIEs and tell us how they can be removed or replaced.

37. Please tell us how the VIEs boards of directors were appointed and how the directors can be removed or appointed and how decisions are made.

38. We note that Mr. Jin Huang is your President, Chief Executive Officer, Chairman of the Board and a significant shareholder of the Company. We also note that Mr. Xuehun Xie is an officer and director of the company and also the controlling shareholder of the VIEs. In addition, we note that your Board of Directors consists of six members. In this regard, tell us whether the other members of the Board are independent directors. Tell us whether the directors who are also executive officers have the power to cast the majority of votes at meeting of the board of directors.

39. We note that the shareholders of the VIEs are directors, officers, employees or part of the original founders of the company. Tell us whether they are also equity holders of Ambow Education Holding LTD. If so, we would like to understand whether certain shareholders may, in substance or contractually, control another shareholder's vote.

40. Please provide the disclosures required under ASC 810-10-45-25 on the consolidated balance sheet or tell us why such disclosures are not required.

Note 1.q. Sales to distributors, page F-17

41. Please refer to the second paragraph. Tell us and disclose how you are accounting for the costs related to revenues recognized upon collection. Refer to your basis in the accounting literature.

Note 24. Discontinued Operations, page F-66

(b) Assets and liabilities classified as held for sale

42. Please tell us why your accounting for the sale of 21st School and the related operating rights agreement is appropriate and refer to your basis in the accounting literature. In addition, tell us your consideration of ASC 840-40. We note your disclosures on page F-72.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Todd Hamblet, Esq.